GMAC RFC

Statement to Certificateholder

Distribution Information	**Deal Information**
1. Distribution Summary	**Deal Name:** Residential Accredit Loans Inc, 2007-QS3
2. Factor Summary	**Asset Type:** Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	**Closing Date:** 02/27/2007
	First Distribution Date: 03/25/2007
5. Other Income Detail	
6. Interest Shortfalls, Compensation and Expenses	**Determination Date:** 10/23/2007
	Distribution Date: 10/25/2007
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	**Record Date:**
	Book-Entry: 09/28/2007
8. Collateral Summary	Definitive: 09/28/2007
9. Repurchase Information	Fixed BE: 09/28/2007
10. Loan Status Report (Delinquencies)	
11. Deal Delinquencies (30 Day Buckets)	**Trustee:** Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	**Main Telephone:** 714-247-6000
13. Losses and Recoveries	**GMAC-RFC**
14. Credit Enhancement Report	**Bond Administrator:** Rona Hsu
15. Distribution Percentages	**Telephone:** 818-260-1508
16. Overcollateralization Summary *(Not Applicable)*	**Pool(s) :** 40486,40487
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QS3

October 25, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	75116BAA6	300,000,000.00	275,626,924.99	6.50000000	3,223,956.37	1,492,979.18	4,716,935.55	0.00	0.00	0.00	272,402,968.62
A-2	75116BAB4	300,000,000.00	275,626,924.99	6.00000000	3,223,956.37	1,378,134.62	4,602,090.99	0.00	0.00	0.00	272,402,968.62
A-3	75116BAC2	165,158,000.00	151,739,972.26	6.25000000	1,774,873.96	790,312.36	2,565,186.32	0.00	0.00	0.00	149,965,098.30
A-4	75116BAD0	19,620,000.00	19,620,000.00	6.25000000	0.00	102,187.50	102,187.50	0.00	0.00	0.00	19,620,000.00
A-5	75116BAE8	106,896,000.00	106,896,000.00	6.25000000	0.00	556,750.00	556,750.00	0.00	0.00	0.00	106,896,000.00
A-6	75116BAF5	9,063,000.00	9,063,000.00	6.25000000	0.00	47,203.13	47,203.13	0.00	0.00	0.00	9,063,000.00
A-P	75116BAG3	5,290,212.93	5,131,751.41	0.00000000	7,336.23	0.00	7,336.23	0.00	0.00	0.00	5,124,415.18
A-V	75116BAH1	[1] 971,611,636.86	[1] 909,054,556.82	0.37265340	0.00	282,301.89	282,301.89	0.00	0.00	0.00	[1] 900,475,321.92
R	75116BAJ7	200.00	0.00	6.25000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	75116BAL2	32,063,500.00	31,949,030.65	6.25000000	79,470.20	166,401.20	245,871.40	0.00	0.00	0.00	31,869,560.45
M-2	75116BAM0	11,173,500.00	11,133,609.68	6.25000000	27,693.80	57,987.55	85,681.35	0.00	0.00	0.00	11,105,915.88
M-3	75116BAN8	8,258,700.00	8,229,215.76	6.25000000	20,469.40	42,860.50	63,329.90	0.00	0.00	0.00	8,208,746.36
P	75116BAS7	100.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
B-1	75116BAP3	5,829,700.00	5,808,887.49	6.25000000	14,449.06	30,254.62	44,703.68	0.00	0.00	0.00	5,794,438.43
B-2	75116BAQ1	4,372,200.00	4,356,590.88	6.25000000	10,836.60	22,690.58	33,527.18	0.00	0.00	0.00	4,345,754.28
B-3	75116BAR9	3,886,523.93	3,872,648.72	6.25000000	9,632.85	20,170.05	29,802.90	186,560.06	0.00	0.00	3,676,455.81
Deal Totals		**971,611,636.86**	**909,054,556.83**		**8,392,674.84**	**4,990,233.18**	**13,382,908.02**	**186,560.06**	**0.00**	**0.00**	**900,475,321.93**

1.Notional Balance

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	75116BAA6	918.75641663	10.74652123	4.97659727	15.72311850	0.00000000	0.00000000	908.00989540
A-2	75116BAB4	918.75641663	10.74652123	4.59378207	15.34030330	0.00000000	0.00000000	908.00989540
A-3	75116BAC2	918.75641664	10.74652127	4.78518970	15.53171097	0.00000000	0.00000000	908.00989537
A-4	75116BAD0	1,000.00000000	0.00000000	5.20833333	5.20833333	0.00000000	0.00000000	1,000.00000000
A-5	75116BAE8	1,000.00000000	0.00000000	5.20833333	5.20833333	0.00000000	0.00000000	1,000.00000000
A-6	75116BAF5	1,000.00000000	0.00000000	5.20833389	5.20833389	0.00000000	0.00000000	1,000.00000000
A-P	75116BAG3	970.04628696	1.38675515	0.00000000	1.38675515	0.00000000	0.00000000	968.65953182
A-V	75116BAH1	935.61513915	0.00000000	0.29055013	0.29055013	0.00000000	0.00000000	926.78523780
R	75116BAJ7	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	75116BAL2	996.42991720	2.47852543	5.18973911	7.66826454	0.00000000	0.00000000	993.95139177
M-2	75116BAM0	996.42991721	2.47852508	5.18973911	7.66826420	0.00000000	0.00000000	993.95139213
M-3	75116BAN8	996.42991754	2.47852568	5.18973931	7.66826498	0.00000000	0.00000000	993.95139187
P	75116BAS7	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
B-1	75116BAP3	996.42991749	2.47852548	5.18973875	7.66826423	0.00000000	0.00000000	993.95139201
B-2	75116BAQ1	996.42991629	2.47852340	5.18973972	7.66826312	0.00000000	0.00000000	993.95139289
B-3	75116BAR9	996.42991777	2.47852584	5.18974033	7.66826618	0.00000000	0.00000000	945.94961364

Deal Factor :	92.67852378%

Residential Accredit Loans Inc, 2007-QS3

October 25, 2007

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	09/01/2007	09/30/2007	30/360	275,626,924.99	6.50000000	1,492,979.18	0.00	0.00	0.00	0.00	1,492,979.18	0.00
A-2	09/01/2007	09/30/2007	30/360	275,626,924.99	6.00000000	1,378,134.62	0.00	0.00	0.00	0.00	1,378,134.62	0.00
A-3	09/01/2007	09/30/2007	30/360	151,739,972.26	6.25000000	790,312.36	0.00	0.00	0.00	0.00	790,312.36	0.00
A-4	09/01/2007	09/30/2007	30/360	19,620,000.00	6.25000000	102,187.50	0.00	0.00	0.00	0.00	102,187.50	0.00
A-5	09/01/2007	09/30/2007	30/360	106,896,000.00	6.25000000	556,750.00	0.00	0.00	0.00	0.00	556,750.00	0.00
A-6	09/01/2007	09/30/2007	30/360	9,063,000.00	6.25000000	47,203.13	0.00	0.00	0.00	0.00	47,203.13	0.00
A-V	09/01/2007	09/30/2007	30/360	909,054,556.82 [1]	0.37265340	282,301.89	0.00	0.00	0.00	0.00	282,301.89	0.00
M-1	09/01/2007	09/30/2007	30/360	31,949,030.65	6.25000000	166,401.20	0.00	0.00	0.00	0.00	166,401.20	0.00
M-2	09/01/2007	09/30/2007	30/360	11,133,609.68	6.25000000	57,987.55	0.00	0.00	0.00	0.00	57,987.55	0.00
M-3	09/01/2007	09/30/2007	30/360	8,229,215.76	6.25000000	42,860.50	0.00	0.00	0.00	0.00	42,860.50	0.00
B-1	09/01/2007	09/30/2007	30/360	5,808,887.49	6.25000000	30,254.62	0.00	0.00	0.00	0.00	30,254.62	0.00
B-2	09/01/2007	09/30/2007	30/360	4,356,590.88	6.25000000	22,690.58	0.00	0.00	0.00	0.00	22,690.58	0.00
B-3	09/01/2007	09/30/2007	30/360	3,872,648.72	6.25000000	20,170.05	0.00	0.00	0.00	0.00	20,170.05	0.00
Deal Totals				**903,922,805.42**		**4,990,233.18**	**0.00**	**0.00**	**0.00**	**0.00**	**4,990,233.18**	**0.00**

1.Notional Balance

5. Other Income Detail

Class	Prepayment Charges		
P	0.00		
Deal Totals	**0.00**		

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	7,051.19	7,051.19	0.00	0	0.00	189,339.81	46,017.54	512,089.45	1,929.20	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	3,594	3,397	N/A	494	16	0	2	2	3,377
	Balance/Amount	971,611,636.86	909,054,556.82	417,312.20	214,438.63	5,477,381.36	N/A	1,833,880.65	636,222.06	900,475,321.92

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.90687736	6.90407070	351.33	349.52	6.58737119	6.58464576	6.58737119	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	10.26%	12.05%	11.17%		10.30%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	1	0	0	1	2
	Scheduled Balance	953,880.65	0.00	0.00	880,000.00	1,833,880.65

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	3,112	815,517,150.93	2	372,931.06	0	0.00	0	0.00	0.00	3,114	815,890,081.99
30 days	128	38,344,452.36	0	0.00	0	0.00	0	0.00	0.00	128	38,344,452.36
60 days	44	13,881,041.12	0	0.00	0	0.00	0	0.00	0.00	44	13,881,041.12
90 days	23	6,991,357.36	0	0.00	1	590,290.61	0	0.00	0.00	24	7,581,647.97
120 days	18	5,112,175.11	0	0.00	1	484,000.00	0	0.00	0.00	19	5,596,175.11
150 days	8	2,425,829.25	0	0.00	11	3,933,061.41	0	0.00	0.00	19	6,358,890.66
180 days	4	877,153.42	1	131,542.72	8	3,370,685.84	0	0.00	0.00	13	4,379,381.98
181+ days	2	1,086,400.00	1	304,800.00	12	6,740,450.73	1	312,000.00	312,000.00	16	8,443,650.73
Total	**3,339**	**884,235,559.55**	**4**	**809,273.78**	**33**	**15,118,488.59**	**1**	**312,000.00**	**312,000.00**	**3,377**	**900,475,321.92**
Current	92.15%	90.57%	0.06%	0.04%	0.00%	0.00%	0.00%	0.00%	0.00%	92.21%	90.61%
30 days	3.79%	4.26%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.79%	4.26%
60 days	1.30%	1.54%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.30%	1.54%
90 days	0.68%	0.78%	0.00%	0.00%	0.03%	0.07%	0.00%	0.00%	0.00%	0.71%	0.84%
120 days	0.53%	0.57%	0.00%	0.00%	0.03%	0.05%	0.00%	0.00%	0.00%	0.56%	0.62%
150 days	0.24%	0.27%	0.00%	0.00%	0.33%	0.44%	0.00%	0.00%	0.00%	0.56%	0.71%
180 days	0.12%	0.10%	0.03%	0.01%	0.24%	0.37%	0.00%	0.00%	0.00%	0.38%	0.49%
181+ days	0.06%	0.12%	0.03%	0.03%	0.36%	0.75%	0.03%	0.03%	0.03%	0.47%	0.94%
Total	**98.87%**	**98.20%**	**0.12%**	**0.09%**	**0.98%**	**1.68%**	**0.03%**	**0.03%**	**0.03%**	**100.00%**	**100.00%**

GMAC RFC

11. Delinquency Data

	Totals Count / % Count	Totals Balance / % Balance
1 Month	128 / 3.79%	38,344,452.36 / 4.26%
2 Months	44 / 1.30%	13,881,041.12 / 1.54%
3 Months	24 / 0.71%	7,581,647.97 / 0.84%
4 Months	19 / 0.56%	5,596,175.11 / 0.62%
5 Months	19 / 0.56%	6,358,890.66 / 0.71%
6 Months	13 / 0.38%	4,379,381.98 / 0.49%
7 Months	10 / 0.30%	6,196,850.73 / 0.69%
8 Months	6 / 0.18%	2,246,800.00 / 0.25%
9 Months	0 / 0.00%	0.00 / 0.00%
10 Months	0 / 0.00%	0.00 / 0.00%
11 Months	0 / 0.00%	0.00 / 0.00%
12 Months	0 / 0.00%	0.00 / 0.00%
13 Months	0 / 0.00%	0.00 / 0.00%
14 Months	0 / 0.00%	0.00 / 0.00%
15 Months	0 / 0.00%	0.00 / 0.00%
16 Months	0 / 0.00%	0.00 / 0.00%
17 Months	0 / 0.00%	0.00 / 0.00%
18 Months	0 / 0.00%	0.00 / 0.00%
19 Months	0 / 0.00%	0.00 / 0.00%
20 Months	0 / 0.00%	0.00 / 0.00%
21 Months	0 / 0.00%	0.00 / 0.00%
22 Months	0 / 0.00%	0.00 / 0.00%
23 Months	0 / 0.00%	0.00 / 0.00%
24 Months	0 / 0.00%	0.00 / 0.00%
25 Months	0 / 0.00%	0.00 / 0.00%
26 Months	0 / 0.00%	0.00 / 0.00%
27 Months	0 / 0.00%	0.00 / 0.00%
28 Months	0 / 0.00%	0.00 / 0.00%
29 Months	0 / 0.00%	0.00 / 0.00%
30 Months	0 / 0.00%	0.00 / 0.00%
31 Months	0 / 0.00%	0.00 / 0.00%
32 Months	0 / 0.00%	0.00 / 0.00%
33 Months	0 / 0.00%	0.00 / 0.00%
34 Months	0 / 0.00%	0.00 / 0.00%
35 Months	0 / 0.00%	0.00 / 0.00%
36 Months	0 / 0.00%	0.00 / 0.00%
37 Months	0 / 0.00%	0.00 / 0.00%
38 Months	0 / 0.00%	0.00 / 0.00%
39 Months	0 / 0.00%	0.00 / 0.00%
40 Months	0 / 0.00%	0.00 / 0.00%
41 Months	0 / 0.00%	0.00 / 0.00%
42 Months	0 / 0.00%	0.00 / 0.00%
43 Months	0 / 0.00%	0.00 / 0.00%
44 Months	0 / 0.00%	0.00 / 0.00%
45 Months	0 / 0.00%	0.00 / 0.00%
46 Months	0 / 0.00%	0.00 / 0.00%
47 Months	0 / 0.00%	0.00 / 0.00%
48 Months	0 / 0.00%	0.00 / 0.00%
49 Months	0 / 0.00%	0.00 / 0.00%
50 Months	0 / 0.00%	0.00 / 0.00%
51 Months	0 / 0.00%	0.00 / 0.00%
52 Months	0 / 0.00%	0.00 / 0.00%
53 Months	0 / 0.00%	0.00 / 0.00%
54 Months	0 / 0.00%	0.00 / 0.00%
55 Months	0 / 0.00%	0.00 / 0.00%
56 Months	0 / 0.00%	0.00 / 0.00%
57 Months	0 / 0.00%	0.00 / 0.00%
58 Months	0 / 0.00%	0.00 / 0.00%
59 Months	0 / 0.00%	0.00 / 0.00%
60+ Months	0 / 0.00%	0.00 / 0.00%

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
	Modification Type	Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
		Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	2	0	0	0	2
	Beginning Aggregate Scheduled Balance	636,222.06	0.00	0.00	0.00	636,222.06
	Principal Portion of Loss	186,560.06	0.00	0.00	0.00	186,560.06
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	186,560.06	0.00	0.00	0.00	186,560.06

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	2	0	0	0	2
	Total Realized Loss	186,560.06	0.00	0.00	0.00	186,560.06

C. Subsequent Recoveries

	Subsequent Recoveries	Current Period	Cumulative
Deal Totals	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	186,560.06	186,560.06
	Net Loss % [2]	0.02%	0.02%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.07%	0.02%	0.01%		0.01 %
	Constant Default Rate	0.84%	0.28%	0.14%		0.11%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) * .... * (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**9,716,116.00**	**29,148,349.00**	**353,310.00**

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS		WITHDRAWALS		Ending Balance
			Investment Earnings	Other Deposits	Draws	Releases	
CLASS P RESERVE-prepayment charges	Residential Funding Company, LLC	0.00	0.00	0.00	0.00	0.00	0.00

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	92.77040221%	100.00000000%

	Ending Percentage
M-1	3.53448662%
M-2	1.23169917%
M-3	0.91038922%
Class M Total:	5.67657501%
B-1	0.64263093%
B-2	0.48196493%
B-3	0.42842693%
Class B Total:	1.55302279%

Ending Percentage uses Beginning Certificate Principal Balance

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	False
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
Class B-2 Prepayment Distribution Trigger	False
Class B-3 Prepayment Distribution Trigger	False
Class M-2 Prepayment Distribution Trigger	False
Class M-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Credit Support Depletion Date has not occured

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc. 2007-QS3
October 25, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	11,156,755.17
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	449,662.00
Subsequent Recoveries	0.00
Repurchase Proceeds	1,833,880.65
Other Deposits/Adjustments (including Derivative Payment)	7,051.19
Total Deposits	13,447,349.01

Uses of Funds	Amount
Transfer to Certificate Account	13,382,908.02
Reimbursed Advances and Expenses	11,372.28
Master Servicing Compensation	53,068.72
Derivative Payment	0.00
Total Withdrawals	13,447,349.02
Ending Balance	0.00